Exhibit (c)(3)

                       BALCOR REALTY INVESTORS LTD. - 84


                                             Range of Value
                                                (Per Unit)
                                             --------------
                                               Low     High
                                               ----    ----
     November 1995 Valuation:
          Alex Brown Real Estate Value         $227    $251
          Working Capital Value                 (36)   (36)
                                               ----    ----
               Total Value                     $191    $215
                                               ====    ====

     March 1996 Valuation:
          November 1995 Alex Brown
            Real Estate Value                  $227    $251
          Adjustments To Real Estate Value: (1)
            Sale of Chimney Ridge               (37)    (42)
          Working Capital Value (2)               7       7
                                               ----    ----
               Total Value                     $197    $216
                                               ====    ====



  (1) The Adjustments To Real Estate Value reflects the sale of the Chimney Ridge property subsequent to the November 1995 valuation. The cash proceeds received from the sale were included in the working capital value as of March 1996.

  (2) Working Capital Value reflects the sum of cash and other current assets of the partnership less current liabilities. The Working Capital Value has been adjusted to reflect changes in the net operations of the properties, the administrative expenses of the partnership and any distributions to the investors.